Exhibit 99.1

INTERIM FINANCIAL INFORMATION

GOLDEN OCEAN GROUP LIMITED

Fourth Quarter 2024

February 26, 2025

Hamilton, Bermuda, February 26, 2025 - Golden Ocean Group Limited (NASDAQ/OSE: GOGL) (the “Company” or “Golden Ocean”), the world's largest listed owner of large size dry bulk vessels, today announced its unaudited results for the quarter ended December 31, 2024.

Highlights

•
Net income of $39.0 million and earnings per share of $0.20 (basic) for the fourth quarter of 2024, compared to net income of $56.3 million and earnings per share of $0.28 (basic) for the third quarter of 2024.

•	Net income of $223.2 million and earnings per share of $1.12 (basic) for full year 2024, compared to net income of $112.3 million and earnings per share of $0.56 (basic) for full year 2023.
•	Adjusted EBITDA[1] of $69.9 million for the fourth quarter of 2024, compared to $124.4 million for the third quarter of 2024.
•	Adjusted net income[1] of $12.7 million for the fourth quarter of 2024, compared to $66.7 million for the third quarter of 2024.
•	A total of $34.3 million in drydocking expense was recorded in the fourth quarter of 2024 in connection with 13 drydockings compared to $9.7 million for five drydockings in the third quarter of 2024.
•	Reported TCE[2] rates for Capesize and Panamax vessels of $24,656 per day and $14,771 per day, respectively, and $20,809 per day for the entire fleet in the fourth quarter of 2024.
•	Repurchased 625,000 shares at an aggregate purchase price of $5.7 million, or $9.08 per share.
•
Exercised a purchase option for eight vessels chartered in on long-term leases from SFL Corporation Limited (“SFL”) for a total aggregate purchase price of $112 million. The acquisition will be partially financed by a new $90 million credit facility at attractive terms.

•	Finalized the sale of one Newcastlemax vessel and one Panamax vessel for a total net consideration of $56.8 million.
•	Estimated TCE rates, inclusive of charter coverage calculated on a load-to-discharge basis, are approximately:
◦	$15,100 per day for 77% of Capesize available days and $9,900 per day for 81% of Panamax available days for the first quarter of 2025.
◦	$20,900 per day for 16% of Capesize available days and $14,200 per day for 10% of Panamax available days for the second quarter of 2025.
•
Announced a cash dividend of $0.15 per share for the fourth quarter of 2024, which is payable on or about March 21, 2025, to shareholders of record on March 11, 2025. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later, on or about March 24, 2025.

Peder Simonsen, Interim Chief Executive Officer and Chief Financial Officer, commented:

"Golden Ocean delivered another quarter of solid performance despite ongoing market fluctuations. The resilience of our business is a testament to our strong commercial capabilities, disciplined cost structure, and focused approach in the Capesize and Newcastlemax vessel segments, which holds the most favorable market dynamics. We are utilizing the current market weakness to upgrade the fleet significantly and with a modern and fuel-efficient fleet, we remain well-positioned to generate strong cash flow across market cycles. Looking ahead, we are encouraged by the continued strength in global dry bulk demand, the supportive supply-side

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2024

dynamics, and the structural tailwinds in key commodities, all of which reinforce our long-term confidence in the market and our ability to create value for shareholders."

1Adjusted EBITDA (adjusted earnings before interest, taxes, depreciation and amortization), Adjusted net income/(loss) and Adjusted basic earnings/(loss) per share are non-GAAP measures. A reconciliation of adjusted EBITDA, Adjusted net income/(loss) and Adjusted basic earnings/(loss) per share to the most directly comparable GAAP measure is included in the back part of this report.

2TCE rate, or time charter equivalent rate, is a non-GAAP measure. A reconciliation of TCE rate to the most directly comparable GAAP measure is included in the back part of this report.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2024

Fleet Development & Performance

As of the date of this report, the Company's fleet consists of 91 vessels, with an aggregate capacity of approximately 13.7 million deadweight tonnes ("dwt"):

a.	83 vessels owned by the Company (51 Capesize and 32 Panamax vessels); and
b.	Eight Capesize vessels chartered in from SFL on long-term leases with profit-sharing arrangements.

The Company had the option to purchase the eight vessels from SFL en-bloc for an aggregate price of $112 million on the 10-year anniversary of the commencement of the leases of such vessels. In January 2025, the Company sent a notice to SFL declaring the purchase option for the eight vessels. The vessels will be delivered during third quarter of 2025 and will be partially financed by a $90 million credit facility, which is approved by the lender but subject to the negotiation and execution of customary documentation. The two-year facility is non-amortizing and revolving, with an interest rate margin of 1.45%.

In September 2024, the Company entered into agreements to sell one Newcastlemax vessel and one Panamax vessel for a total net consideration of $56.8 million. The vessels were delivered to their new owners in the fourth quarter of 2024 and a total gain from the sale of $16.1 million was recorded upon the deliveries.

Thirteen Capesize vessels were drydocked in the fourth quarter of 2024, the equivalent of approximately 320 drydocking days, with the average cost per drydock of $3.2 million.

Nine drydocks are expected to be carried out in the first quarter of 2025 (for eight Capesize vessels and one Panamax vessel). Four of these have been substantially completed as of the date of this report. Further, seven drydocks are pending in the second quarter of 2025, primarily for Capesize vessels.

The Company’s estimated TCE rates for the first quarter of 2025 are $15,100 per day for 77% of available days for Capesize vessels and $9,900 per day for 81% of available days for Panamax vessels. These estimates are forward-looking statements and based on time charter contracts entered into by the Company as well as current spot fixtures on the load-to-discharge method, whereby revenue is recognized on a straight-line basis over the voyage from the commencement of loading to the completion of discharge. The actual TCE rates to be earned will depend on the number of contracted days and the number of ballast days at the end of the period when vessels are sailing without cargo. According to the load-to-discharge accounting method, the Company will not be able to recognize revenue for any ballast days or uncontracted days at the end of the first quarter of 2025. At the same time, expenses for uncontracted days cannot be deferred and will be recognized.

The Company has secured 16% of total days at an average rate of $20,900 per day for Capesize vessels and 10% of total days for Panamax vessels at an average rate of $14,200 per day in the second quarter of 2025.

Corporate Development

In December 2024, the Company repurchased 625,000 of its shares at an average price of $9.08 per share in open market transactions under its share buy-back program. The shares were acquired on the Oslo Stock

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2024

Exchange and the Nasdaq Global Select Market for an aggregate purchase price of $5.7 million. As of the date of this report, the Company has repurchased a total of 2,132,328 shares under its share buy-back program.

The Company announced today a cash dividend of $0.15 per share for the fourth quarter of 2024, which is payable on or about March 21, 2025, to shareholders of record on March 11, 2025. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later on or about March 24, 2025.

Fourth Quarter 2024 Results

Fourth Quarter 2024 Income Statements

The Company reported net income of $39.0 million and basic earnings per share of $0.20 for the fourth quarter of 2024, compared to net income of $56.3 million and basic earnings per share of $0.28 for the third quarter of 2024.

Adjusted net income for the fourth quarter of 2024 was $12.7 million, compared to $66.7 million for the third quarter of 2024.

Adjusted EBITDA was $69.9 million for the fourth quarter of 2024, a decrease of $54.5 million from $124.4 million for the third quarter of 2024.

Operating revenues were $211.0 million in the fourth quarter of 2024, a decrease of $49.6 million from $260.6 million in the third quarter of 2024. The Company achieved an average TCE rate for the entire fleet of $20,809 per day in the fourth quarter of 2024 compared to $23,726 per day in the third quarter of 2024.

The total number of onhire days decreased by 209 days compared to the third quarter of 2024, in part as a result of a 74-day decrease due to our fleet changes and a 24-day decrease in trading activity days. Further, thirteen vessels were in drydocks during the fourth quarter of 2024, compared to five vessels in previous quarter, contributing 320 offhire days. In the fourth quarter of 2024, there were 364 offhire days, compared to 253 offhire days in the third quarter of 2024. Voyage expenses decreased by $18.0 million to $36.0 million from the third quarter of 2024 mostly due to the contract type mix between time charter and voyage charter and more vessels drydocking compared to the previous quarter.

Other revenues were $0.2 million in the fourth quarter of 2024, compared to $2.5 million in the third quarter of 2024 as a result of insurance income recognized in the third quarter of 2024.

Gain from disposal of vessels was $16.1 million in the fourth quarter of 2024 related to the sale of one Newcastlemax vessel and one Panamax vessel, compared to $4.2 million in the third quarter of 2024 related to the sale of one Panamax vessel.

In addition, ship operating expenses amounted to $95.6 million in the fourth quarter of 2024 compared to $69.4 million in the third quarter of 2024. In the fourth quarter of 2024, ship operating expenses included $59.7 million in running and other various expenses (compared to $54.9 million in the third quarter of 2024). Running expenses mainly consisted of crew costs, repairs and maintenance, spares and insurance.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2024

Ship operating expenses included $34.3 million in drydocking expenses (compared to $9.7 million in the third quarter of 2024). In the fourth quarter of 2024, $2.0 million in estimated ship operating expenses for vessels on time charter-in contracts were reclassified from charterhire expenses to ship operating expenses (compared to $2.4 million in the third quarter of 2024) and calculated based on numbers of chartered in days and an estimated operating expenses rate per day of $5,700.

Charter hire expenses were $4.2 million in the fourth quarter of 2024 compared to $6.4 million in the third quarter of 2024. Mainly resulting from lower profit sharing accruals with SFL.

Administrative expenses were $6.5 million in the fourth quarter of 2024, compared to $5.3 million in the third quarter of 2024 mainly as a result of higher personnel costs.

Depreciation was $35.6 million in the fourth quarter of 2024, compared to $35.8 million in the third quarter of 2024.

Net interest expense was $23.3 million in the fourth quarter of 2024, a decrease from $25.5 million in the third quarter of 2024, mainly resulting from the decrease in Secured Overnight Financing Rate (“SOFR”) rates.

In the fourth quarter of 2024, the Company recorded a $11.8 million net gain on derivatives, mainly resulting from $9.9 million in unrealized gain on the mark-to-market changes of interest rate swaps, $3.2 million in realized gains/interest income on interest rate swaps, which was partially offset by $1.3 million in realized loss on forward freight agreements and other derivatives.

The Company recorded a gain from associated companies of $1.6 million in the fourth quarter of 2024 compared to a loss of $0.7 million in the third quarter of 2024.

Full year 2024 Income Statements

Net income for the year ended December 31, 2024, was $223.2 million compared to net income of $112.3 million for the year ended December 31, 2023. Adjusted net income was $201.2 million in 2024 compared to $117.4 million in 2023. In 2024, net operating income was $314.3 million compared to net operating income of $188.6 million in the prior year. The increase was mainly driven by the increase in achieved TCE rates from $17,905 in the twelve months of 2023 to $22,680 in the twelve months of 2024, an increase in gain from disposal of vessels by $12.2 million and a decrease in charter hire expenses by $19.5 million. In 2023, the Company recorded an impairment loss of $11.8 million compared to no impairment recorded in 2024. The increase in net operating income was partially offset by the increase in loss from investments in associated companies of $16.4 million.

Fourth Quarter 2024 Cash Flow Statements and Balance Sheet as of December 31, 2024

As of December 31, 2024, the Company had cash and cash equivalents of $131.7 million, including restricted cash balances of $2.6 million, an increase of $14.1 million from the third quarter of 2024. In addition, the Company had $150.0 million available under its revolving credit facilities. In the fourth quarter of 2024, cash

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2024

provided by operating activities amounted to $71.7 million, including a positive working capital change of $23.5 million and dividends of $0.3 million received from associated companies.

For the three months ended December 31, 2024, total net cash provided by investing activities was $33.9 million, following $56.8 million proceeds from the sales of one Newcastlemax vessel and one Panamax vessel partially offset by $21.3 million in installment payments and other costs for our Kamsarmax newbuilding contracts and by $1.5 million additions to vessels.

Net cash used in financing activities was $91.5 million in the fourth quarter of 2024 and included a $100 million drawdown under the new $150 million sustainability-linked credit facility to refinance six Newcastlemax vessels and a final $21.6 million drawdown on the $85 million credit facility upon delivery of remaining newbuilding. Further, $94.7 million repayment on refinanced $175 million facility, $25.7 million in scheduled debt repayment, $19.0 million in prepayment of debt related to vessels sold in the period, $6.1 million in repayment of finance leases, $1.9 million in debt fees, $60.0 million in dividend payments and $5.7 million in share repurchase payments.

As of December 31, 2024, the book value of the Company's long-term debt was $1,302.5 million, including the current portion of long-term debt of $113.8 million. The book value of finance lease obligations was $68.0 million, including the current portion of finance lease obligations of $18.8 million.

The Dry Bulk Market

Dry bulk freight rates began to decline midway through the quarter as demand softened in some commodity groups. As noted previously, counter-seasonal trends were present throughout the year, and the fourth quarter was no exception. Larger vessel segments where the Company’s fleet is concentrated, showed relative strength on the back of strong demand of iron ore and bauxite but were impacted by weakness in smaller vessel segments, which led to cannibalization of coal cargoes. Global dry bulk fleet utilization (calculated as total tonne-mile demand divided by total available fleet capacity) was 86.1% in the fourth quarter of 2024, according to Maritime Analytics, a decrease from 88.9% in the third quarter of 2024. Total seaborne transportation of dry bulk goods was 1,281 mt in the fourth quarter of 2024, representing an increase of 0.5% compared with the third quarter of 2024 and an increase of 4.3% compared with the fourth quarter of 2023.

Global steel production increased marginally by 0.5% in the fourth quarter of 2024 compared with the third quarter of 2024, but 2.7% higher compared with the fourth quarter of 2023. Similarly, Chinese steel production saw a slight quarter-over-quarter decrease, but increased by 6.1% compared with the fourth quarter of 2023. Indian steel production continued its upwards trajectory, increasing by 5.6% compared with the third quarter of 2024 and by 6.9% compared with the fourth quarter of 2024. Outside of China and India, steel production increased by 1.2% compared with the prior quarter, although production has yet to show a meaningful increase from trough levels. For the full year, global steel production declined by 0.6%, with a 6.5% increase in Indian steel production largely offsetting a 1.3% decline in Chinese production. Global steel production is expected to increase over the next several years as construction activity recovers from current depressed levels.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2024

Fourth quarter global iron ore imports increased by 3.5% compared with the third quarter of 2024 and by 4.9% compared with the fourth quarter of 2023. For the full year, global iron ore imports increased by 3.8%. Chinese iron ore imports increased by 3.1% in the fourth quarter of 2024 compared with the third quarter of 2024 and by 5.0% compared with the fourth quarter of 2023. Imports of iron ore to China from Brazil increased by 3.3% in the fourth quarter of 2024, remaining at relatively high levels. According to the world’s three largest miners, Vale, Rio Tinto and BHP, the 2025 mid-guidance is in line with production for 2025. For 2026, Vale expects increased production of around 20 million tons.

Global coal imports increased by 1.1% in the fourth quarter of 2024 compared with the third quarter of 2024 and by 6.7% compared with the fourth quarter of 2023, driven by elevated imports to China, which offset declines in most other regions. Chinese coal imports reached another record level during the fourth quarter of 2024. Additionally, imports into Southeast Asia in the fourth quarter of 2024 increased by 2.9% and 12.1% compared with the third quarter of 2024 and the fourth quarter of 2023, respectively. Coal imports to Southeast Asian countries has been steadily increasing over the last several years. For the full year, global coal imports increased by 4.4%.

Trade of minor bulks, including bauxite, decreased by 0.9% compared with the third quarter of 2024 but increased by 4.0% compared with the fourth quarter of 2023. For the full year, global trade of minor bulks increased by 3.9%. Global bauxite volumes rebounded strongly in the fourth quarter of 2024 following an unusually severe rainy season in West Africa. Global bauxite trade increased significantly in 2024, primarily driven by increased Guinean export volumes and strong demand. Bauxite exports from Guinea have grown significantly in recent years, with over 70% of volumes traveling long distances to China. This trade, which is primarily carried out by Capesize vessels, has provided strong incremental demand throughout the year.

Transportation of essential agribulks, which includes wheat, corn and soybeans, decreased by 4.9% compared with the third quarter of 2024 and by 2.1% compared with the fourth quarter of 2023. Despite the decrease in volumes, tonne-mile demand for agribulks was not impacted as sailing distances have both seen a structural increase and been impacted by the Red Sea situation. For the full year, global transportation of essential agribulks increased by 3.5%. Tonne-mile demand is expected to increase in each of 2025 and 2026, with upside potential as a result of continued uncertainty of Suez Canal trade normalization.

The global fleet of dry bulk vessels amounted to 1,034.6 million dwt at the end of the fourth quarter of 2024, absorbing a net increase of 5.5 million dwt (0.5%) in the quarter. A total of 6.2 million dwt of vessels was ordered during the quarter, the lowest level since the third quarter of 2020. The orderbook as a percentage of the global fleet stood at 10.5% at the end of the fourth quarter, an increase from the start of 2024, but well below an average exceeding 20% over the last 25 years and remains near historical low levels. The Capesize orderbook stands at 8.0% as of the end of the fourth quarter 2024, the lowest percentage among the dry bulk segments. Vessel recycling was not meaningful in the Capesize and Panamax segments in the fourth quarter of 2024, and port congestion remained at low levels from a historical perspective. Effective fleet capacity continues to be moderately impacted by longer sailing distances as vessels have avoided the Suez Canal due to geopolitical tensions in the region.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2024

Strategy and Outlook
The International Monetary Fund (“IMF”) increased its global GDP growth forecasts slightly to 3.3% in each of 2025 and 2026 in its January forecast. The GDP growth for emerging Asian economies is forecast to be 5.1% in each year, driven by steady growth of 6.5% in India. While the IMF forecasts China's GDP to grow by 4.6% and 4.5% in 2025 and 2026, respectively, forward-looking guidance from China suggest that a stable growth rate of 5.0%. Notwithstanding the constructive outlook for global and regional GDP growth, there are various geopolitical risks that may impact forecasts, including the increased rise of protectionist movements and the potential for the implementation of tariffs that may impact certain trades.

The Chinese government continues to display urgency to act decisively in stimulating its economy through a variety of measures, including monetary easing, property market support, and fiscal expansion. These efforts intensified as 2024 progressed. Most recently, in October, the government introduced further monetary easing policies, reducing the reserve requirement ratio for banks to free up liquidity. Additionally, new incentives for small and medium-sized enterprises were implemented to boost employment and innovation. November saw further deregulation in the real estate sector, with measures aimed at reducing transaction costs and promoting sustainable urban development. Furthermore, China has expanded its green energy initiatives, providing substantial financial support for renewable energy projects to align with its environmental commitments while stimulating economic growth. These developments underscore China's multifaceted approach to economic revitalization, leveraging both fiscal and monetary tools to navigate the current economic landscape.

The trajectory of the Indian economy continues to drive demand for dry bulk commodities. The Indian government has made significant commitment to infrastructure investments, including extensive road, rail, and port development projects, which are heavily dependent on bulk commodities like steel, cement, and other raw materials. In the last several months, the Indian government announced additional incentives to stimulate economic growth that are expected to further boost industrial activity and infrastructure development, thereby increasing the demand for bulk commodities. Southeast Asian economies are also expected to continue to drive demand for dry bulk commodities due to infrastructure development and urbanization, growing demand for energy, and industrial and manufacturing expansion.

Growth in new iron ore production mines and exports over the next several years is expected to require further vessel capacity, particularly in the Capesize segment. The largest of these projects is the Simandou mine in Guinea, which contains the world's largest untapped reserves of high-grade iron ore. Major mining companies, including Rio Tinto, are actively involved in the project and according to the latest report the project is on track to deliver first production in late 2025. Vale has affirmed its 2025 iron ore guidance of 325-335 million tons and has also begun commissioning the Vargem project, which will contribute approximately 20 million tons of increased iron ore production when complete. Together with the Capanema and S11D projects, this represents an important step towards achieving the iron ore production guidance of 340-360 million mt by 2026.

Global tonne-mile demand is forecast to increase 2.1% in 2025 before accelerating to 4.4% in 2026, according to Maritime Analytics. Fleet utilization is forecast to remain elevated, despite assumed normalization of Suez

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2024

Canal traffic, implying continued strength of dry bulk freight rates. Any potential disruption to trade flows, including those caused by geopolitical events, may drive fleet inefficiency and push utilization and rates higher. The outlook for fleet supply remains promising, with limited growth, particularly in the Capesize segment, expected over the next several years. The orderbook stands at historic lows relative to the operating fleet, with new shipbuilding constrained by high costs and limited shipyard capacity. These factors combined with tightening environmental regulations are anticipated to support the freight market through 2027.

Golden Ocean has continued to deliver on its strategy of fleet investment through sale of older vessels while taking delivery of its newbuildings. Through cost discipline and balance sheet optimizing, we have maintained a competitive cost base with an industry-leading daily cash breakeven levels averaging around $13,750 across the full fleet. This approach, combining low breakeven rates with a modern, fuel-efficient fleet capable of achieving premium rates, not only shields the Company from potential market downturns but also positions it to capitalize on high cash flow during favorable market cycles.

The Board of Directors continues to prioritize returning value to its shareholder and has consistently allocated capital towards dividends. While the amount and timing of future dividends will be based on the Company's financial performance, investment opportunities, and the overall market situation, the Company intends to continue to distribute a significant portion of its earnings to shareholders. Golden Ocean continues to monitor macroeconomic factors and their potential effects on the large size dry bulk market.

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
February 26, 2025

Questions should be directed to:
Peder Simonsen: Interim Chief Executive Officer and Chief Financial Officer, Golden Ocean Management AS
+ 47 22 01 73 40

Forward-Looking Statements
Matters discussed in this earnings report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company is taking advantage of the safe harbor provisions of the PSLRA and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect the Company's current views with respect to future events and financial performance. This earnings report includes assumptions, expectations, projections,

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2024

intentions and beliefs about future events. These statements are intended as "forward-looking statements." The Company cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements, include among other things: general market trends in the dry bulk industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values; a decrease in the market value of the Company’s vessels; changes in supply and demand in the dry bulk shipping industry, including the market for the Company’s vessels; an oversupply of dry bulk vessels, which may depress charter rates and profitability; the Company’s future operating or financial results; the Company’s continued borrowing availability under the Company’s debt agreements and compliance with the covenants contained therein; the Company’s ability to procure or have access to financing, the Company’s liquidity and the adequacy of cash flows for the Company’s operations; the failure of the Company’s contract counterparties to meet their obligations, including changes in credit risk with respect to the Company’s counterparties on contracts; the loss of a large customer or significant business relationship; the strength of world economies; the volatility of prevailing spot market and charter-hire charter rates, which may negatively affect the Company’s earnings; the Company’s ability to successfully employ the Company’s dry bulk vessels and replace the Company’s operating leases on favorable terms, or at all; changes in the Company’s operating expenses and voyage costs, including bunker prices, fuel prices (including increased costs for low sulfur fuel), drydocking, crewing and insurance costs; the adequacy of the Company’s insurance to cover the Company’s losses, including in the case of a vessel collision; vessel breakdowns and instances of offhire; the Company’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of the Company’s vessels (including the amount and nature thereof and the timing of completion of vessels under construction, the delivery and commencement of operation dates, expected downtime and lost revenue); risks associated with any future vessel construction or the purchase of second-hand vessels; effects of new products and new technology in the Company’s industry, including the potential for technological innovation to reduce the value of the Company’s vessels and charter income derived therefrom; the impact of an interruption or failure of the Company’s information technology and communications systems, including the impact of cybersecurity threats and data security breaches, upon the Company’s ability to operate; potential liability from safety, environmental, governmental and other requirements and potential significant additional expenditures (by the Company and the Company’s customers) related to complying with such regulations; changes in governmental rules and regulations or actions taken by regulatory authorities and the impact of government inquiries and investigations; the arrest of the Company’s vessels by maritime claimants; government requisition of the Company’s vessels during a period of war or emergency; the Company’s compliance with complex laws,

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2024

regulations, including environmental laws and regulations and the U.S. Foreign Corrupt Practices Act of 1977; potential difference in interests between or among certain members of the Board of Directors, executive officers, senior management and shareholders; the Company’s ability to attract, retain and motivate key employees; work stoppages or other labor disruptions by the Company’s employees or the employees of other companies in related industries; potential exposure or loss from investment in derivative instruments; stability of Europe and the Euro or the inability of countries to refinance their debts; inflationary pressures and the central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; fluctuations in currencies; the impact that any discontinuance, modification or other reform or the establishment of alternative reference rates have on the Company's floating interest rate debt instruments; acts of piracy on ocean-going vessels, public health threats, terrorist attacks and international hostilities and political instability; potential physical disruption of shipping routes due to accidents, climate-related (acute and chronic), political instability, terrorist attacks, piracy, international sanctions or international hostilities, including the developments in the Ukraine region and in the Middle East, including the conflicts in Israel and Gaza, and the Houthi attacks in the Red Sea; general domestic and international political and geopolitical conditions or events, including any further changes in U.S. trade policy that could trigger retaliatory actions by affected countries; the impact of the U.S. presidential and congressional election results affecting the economic, future government laws and regulations and trade policy matters, such as the imposition of tariffs and other import restrictions; the impact of adverse weather and natural disasters; the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to the Company’s Environmental, Social and Governance policies; changes in seaborne and other transportation; the length and severity of epidemics and pandemics and governmental responses thereto and the impact on the demand for seaborne transportation in the dry bulk sector; impacts of supply chain disruptions and market volatility surrounding impacts of the Russian-Ukrainian conflict and the developments in the Middle East; fluctuations in the contributions of the Company’s joint ventures to the Company’s profits and losses; the potential for shareholders to not be able to bring a suit against us or enforce a judgement obtained against us in the United States; the Company’s treatment as a “passive foreign investment company” by U.S. tax authorities; being required to pay taxes on U.S. source income; the Company’s operations being subject to economic substance requirements; the Company potentially becoming subject to corporate income tax in Bermuda in the future; the volatility of the stock price for the Company’s common shares, from which investors could incur substantial losses, and the future sale of the Company’s common shares, which could cause the market price of the Company’s common shares to decline; and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F for the year ended December 31, 2023.

The Company cautions readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2024

INTERIM FINANCIAL INFORMATION

FOURTH QUARTER 2024

Index
Unaudited Interim Condensed Consolidated Statements of Operations

Unaudited Interim Condensed Consolidated Balance Sheets

Unaudited Interim Condensed Consolidated Cash Flow Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

Selected Notes to the Unaudited Interim Condensed Consolidated Financial Statements

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2024

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Operations

(in thousands of $, except per share data)	Three months ended December 31, 2024	Three months ended September 30, 2024	Three months ended December 31, 2023	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023
Operating revenues
Time charter revenues	147,758	160,075	155,919	622,569	434,827
Voyage charter revenues	62,970	98,059	95,789	341,926	446,666
Other revenues	245	2,487	2,497	3,925	4,274
Total operating revenues	210,973	260,621	254,205	968,420	885,767

Gain from disposal of vessels	16,092	4,202	5,774	21,427	9,188

Operating expenses
Voyage expenses and commissions	36,045	54,066	57,454	192,890	246,161
Ship operating expenses	95,606	69,441	63,416	293,971	251,950
Charter hire expenses	4,198	6,363	6,894	22,715	42,225
Administrative expenses	6,482	5,282	4,909	24,303	18,679
Impairment loss on vessels	—	—	—	—	11,780
Depreciation	35,560	35,813	36,189	141,627	135,548
Total operating expenses	177,891	170,965	168,862	675,506	706,343

Net operating income	49,174	93,858	91,117	314,341	188,612

Other income (expenses)
Interest income	1,735	1,466	1,293	6,872	4,717
Interest expense	(25,066)	(26,963)	(28,663)	(108,215)	(103,664)
Gain/(loss) on derivatives	11,833	(11,039)	(8,237)	15,212	11,371
Equity results of associated companies	1,637	(731)	2,731	(4,070)	12,316
Other financial items	89	(212)	(319)	(378)	(543)
Net other expenses	(9,772)	(37,479)	(33,195)	(90,579)	(75,803)
Net income before income taxes	39,402	56,379	57,922	223,762	112,809
Income tax expense	398	50	451	548	541
Net income	39,004	56,329	57,471	223,214	112,268

Per share information:
Earnings per share: basic and diluted	$0.20	$0.28	$0.29	$1.12	$0.56
The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2024

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Balance Sheets
(in thousands of $)	As of December 31, 2024	As of September 30, 2024	As of December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	129,106	116,201	116,382
Restricted cash	2,623	1,446	2,254
Other current assets	154,812	189,318	160,281
Total current assets	286,541	306,965	278,917
Vessels and equipment, net	2,959,129	2,950,485	2,987,360
Vessels held for sale	—	40,299	14,486
Newbuildings	—	17,814	54,777
Finance leases, right of use assets, net	53,656	57,423	68,643
Operating leases, right of use assets, net	6,848	7,775	9,538
Other long-term assets	73,120	65,036	75,297
Total assets	3,379,294	3,445,797	3,489,018

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	113,848	115,573	109,309
Current portion of finance lease obligations	18,829	19,494	19,601
Current portion of operating lease obligations	2,414	2,713	2,632
Other current liabilities	99,301	114,654	94,649
Total current liabilities	234,392	252,434	226,191
Long-term debt	1,188,679	1,204,926	1,260,758
Non-current portion of finance lease obligations	49,158	53,446	67,987
Non-current portion of operating lease obligations	6,918	7,565	9,621
Other long-term liabilities	170	708	2,570
Total liabilities	1,479,317	1,519,079	1,567,127
Equity	1,899,977	1,926,718	1,921,891
Total liabilities and equity	3,379,294	3,445,797	3,489,018
The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2024

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Cash Flow Statements
(in thousands of $)	Three months ended December 31, 2024	Three months ended September 30, 2024	Three months ended December 31, 2023	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023
Net income	39,004	56,329	57,471	223,214	112,268
Adjustments to reconcile net income to net cash provided by operating activities
Gain from disposal of vessels	(16,092)	(4,202)	(5,774)	(21,427)	(9,188)
Depreciation	35,560	35,813	36,189	141,627	135,548
Impairment loss on vessels	—	—	—	—	11,780
Amortization of time charter party out contracts	(427)	(427)	(427)	(1,699)	(1,419)
Dividends from associated companies	283	150	1,688	1,411	19,181
Equity results from associated companies	(1,637)	731	(2,731)	4,070	(12,316)
Mark to market value on derivatives	(9,722)	14,782	13,712	677	3,912
Other, net	1,213	600	421	4,895	3,537
Change in operating assets and liabilities	23,529	(2,945)	(3,678)	12,530	3,034
Net cash provided by operating activities	71,711	100,831	96,871	365,298	266,337

Investing activities
Additions to vessels and right of use assets	(1,492)	(381)	(333)	(2,744)	(299,612)
Additions to newbuildings	(21,343)	(24,809)	(6,133)	(98,706)	(177,931)
Repayments of loans receivable from related parties	—	—	—	—	925
Proceeds from sale of vessels	56,750	20,790	21,168	93,249	94,841
Other investing activities, net	—	—	—	—	6
Net cash provided by (used in) investing activities	33,915	(4,400)	14,702	(8,201)	(381,771)

Financing activities
Repayment of long-term debt	(139,459)	(37,038)	(52,327)	(741,500)	(385,413)
Proceeds from long-term debt	121,600	21,600	—	675,020	634,580
Net proceeds from share distribution	—	—	—	522	692
Debt fees paid	(1,856)	(309)	—	(7,846)	(4,917)
Dividends paid	(60,008)	(60,008)	(19,963)	(239,913)	(100,020)
Share repurchases	(5,737)	—	—	(5,737)	(8,357)
Repayment of finance leases	(6,084)	(6,084)	(20,387)	(24,550)	(40,568)
Net cash provided by (used in) financing activities	(91,544)	(81,839)	(92,677)	(344,004)	95,997
Net change	14,082	14,592	18,896	13,093	(19,437)
Cash, cash equivalents and restricted cash at start of period	117,647	103,055	99,740	118,636	138,073
Cash, cash equivalents and restricted cash at end of period	131,729	117,647	118,636	131,729	118,636
The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2024

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
(in thousands of $, except for share data)	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023
Number of shares outstanding
Balance at beginning of period	199,628,293	200,485,621
Repurchase of shares	(625,000)	(1,107,328)
Distribution of treasury shares	400,000	250,000
Balance at end of period	199,403,293	199,628,293

Share capital
Balance at beginning of period	10,061	10,061
Shares issued	—	—
Balance at end of period	10,061	10,061

Treasury shares
Balance at beginning of period	(11,527)	(5,014)
Repurchase of shares	(5,737)	(8,357)
Share distribution	2,950	1,844
Balance at end of period	(14,314)	(11,527)

Additional paid in capital
Balance at beginning of period	1,124	851
Stock option expense	—	273
Balance at end of period	1,124	1,124

Contributed capital surplus
Balance at beginning of period	1,582,257	1,582,257
Balance at end of period	1,582,257	1,582,257

Accumulated earnings
Balance at beginning of period	339,976	328,878
Distributions to shareholders	(239,913)	(100,020)
Distribution of treasury shares	(2,428)	(1,150)
Net income	223,214	112,268
Balance at end of period	320,849	339,976

Total equity	1,899,977	1,921,891
The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2024

GOLDEN OCEAN GROUP LIMITED
SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General

Golden Ocean Group Limited (the "Company" or "Golden Ocean") is a Bermuda incorporated shipping company specializing in the transportation of dry bulk cargoes. The Company's ordinary shares are listed on the Nasdaq Global Select Market with a secondary listing on the Euronext Oslo Stock Exchange.

2. Accounting policies

Basis of accounting

The unaudited condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The unaudited condensed consolidated financial statements do not include all the disclosures required in the annual and interim consolidated financial statements and should be read in conjunction with the Company’s annual financial statements included in the Company’s annual report on Form 20-F for the year ended December 31, 2023, which was filed with the U.S. Securities and Exchange Commission on March 20, 2024.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2023.

3. Earnings per share

Basic earnings per share amounts for the three and twelve months ended December 31, 2024, are based on the weighted average number of shares outstanding of 199,403,293 and 199,911,334, respectively. The Company's treasury shares have been weighted for the portion of the period they were outstanding.

In March 2024, 400,000 share options were exercised by the management and were settled by using treasury shares. As of December 31, 2024, there were 25,000 outstanding share options. For the twelve months ended December 31, 2024, outstanding share options were dilutive under the treasury stock method by 80,897 shares.

4. Vessels and equipment, net and vessels held for sale

In September 2024, the Company entered into agreements to sell one Newcastlemax vessel and one Panamax vessel for a total net consideration of $56.8 million. The vessels were delivered to their new owners in the

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2024

fourth quarter of 2024 and a total gain from the sale of $16.1 million was recorded upon delivery in the fourth quarter of 2024.

In June 2024, the Company entered into an agreement to sell one Panamax vessel for net consideration of $20.8 million. The vessel was delivered to its new owner in the third quarter of 2024 and a gain from sale of approximately $4.2 million was recorded upon delivery in the third quarter of 2024.

In December 2023, the Company entered into an agreement to sell one Panamax vessel for net consideration of $15.7 million. The vessel was delivered to its new owner in the first quarter of 2024 and a gain from sale of $1.1 million was recorded upon delivery in the first quarter of 2024.

With reference to Note 5 “Newbuildings”, four newbuildings were delivered during the twelve months ended December 31, 2024. Related accumulated costs were transferred to 'Vessels and equipment, net' in the total amount of $153.8 million.

5. Newbuildings

As described above, during the twelve months ended December 31, 2024, four Kamsarmax newbuildings were delivered with total costs of $153.8 million. As of December 31, 2024, there are no newbuildings pending deliveries.

6. Leases

As of December 31, 2024, the Company had seven vessels held under finance lease and one vessel held under operating lease. All eight vessels are chartered in from SFL Corporation Ltd. (NYSE: SFL) (“SFL”). In connection with these leases, for the three and twelve months ended December 31, 2024, the Company made a total repayment to SFL of $6.1 million and $24.6 million, respectively.

As of December 31, 2024, the Company’s book value of finance lease obligations was $68.0 million, including the current portion of $18.8 million.

With reference to Note 12, "Subsequent Events", we exercised the purchase option for the eight SFL vessels in January 2025.

7. Investments in associated companies

The Company has an equity investment of 15.92% of the shares in SwissMarine Pte. Ltd. ("SwissMarine"), a dry bulk freight operator. The Company accounts for this investment under the equity method, and the book value of the investment amounted to $44.7 million as of December 31, 2024.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2024

The Company has an equity investment of 10% of the shares in TFG Marine Pte Ltd ("TFG"), a bunkering procurement joint venture company between Golden Ocean, Frontline plc and Trafigura Pte Ltd. The Company accounts for this investment under the equity method, and the book value of the investment amounted to $6.4 million as of December 31, 2024.

The Company has an equity investment of 50% of the shares in United Freight Carriers LLC ("UFC"), a dry cargo vessel operator and logistics service provider. The Company accounts for this investment under the equity method. During the twelve months ended December 31, 2024, the Company received dividends from UFC of $1.4 million, which were recorded as a reduction of investments. The book value of the investment amounted to $2.0 million as of December 31, 2024.

8. Long-term debt

As of December 31, 2024, the Company’s book value and outstanding principal of long-term debt was $1,302.5 million and $1,314.2 million, respectively. The current portion of long-term debt was $113.8 million.

During the twelve months ended December 31, 2024, the Company repaid $75.0 million on its revolving credit facilities, which resulted in undrawn revolving credit facility balance of $150.0 million at period end.

In October 2024, the Company entered into a $150 million credit facility with a group of first tier European shipping banks to refinance six Newcastlemax vessels. The senior secured credit facility has a five-year tenor and an age adjusted amortization profile of 20 years. The facility is priced with an interest rate of SOFR plus a margin of 165 basis points per annum, and includes a sustainability linked pricing element with an additional 5 basis points pricing adjustment, dependent on emission reduction performance.

In April 2024, the Company entered into a $180 million credit facility to refinance six Newcastlemax vessels. The credit facility which is secured by the six vessels has a five-year tenor and an age adjusted amortization profile of 20 years. The facility is priced with interest rate of SOFR plus a margin of 160 basis points per annum, and includes sustainability linked pricing element with an additional 5 basis points pricing adjustment, dependent on emission reduction performance.

In February 2024, the Company signed a $360 million sustainability-linked credit facility to refinance a fleet of 20 vessels. The financing has a five-year tenor and has an age adjusted amortization profile of 20 years. The facility is priced with interest rate of SOFR plus a margin of 175 basis points per annum, and includes sustainability linked pricing element with an additional 5 basis points pricing adjustment, dependent on emission reduction performance.

In December 2023, the Company signed a sale-and-leaseback agreement for an amount of $85.0 million to partially finance the four Kamsarmax newbuildings to be delivered during 2024. The lease financing has a ten-year tenor and an interest rate of SOFR plus a margin of 185 basis points per annum. The lease is repaid over a straight line amortization profile of 21 years and with purchase options throughout the term and at maturity. As of December 31, 2024, all four newbuildings were delivered and the Company drew $85.0 million under the facility.

9. Share capital

As of December 31, 2024, the Company had 201,190,621 issued and 199,403,293 outstanding common shares, each with a par value of $0.05. Additionally, the Company held 1,787,328 shares in treasury.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2024

In December 2024, the Company acquired an aggregate of 625,000 shares in open market transactions under its share buy-back program. The shares were acquired at an aggregate purchase price of $5.7 million.

In March 2024, 400,000 share options were exercised by the management and were settled by using treasury shares.

In the fourth quarter of 2024, the Company paid an aggregate of $60.0 million, or $0.30 per share in dividends to its shareholders related to its third quarter of 2024 results.

10. Related party transactions

The Company’s most significant related party transactions are with SFL, a company under the significant influence of the Company’s largest shareholder. With reference to Note 6, "Leases", the Company leased eight vessels from SFL during the fourth quarter of 2024. Please also refer to note 12, "Subsequent events" for further information.

In addition to charter hire for the eight vessels leased from SFL, other amounts charged by related parties primarily include general management fees and charter hire for short-term charters. Amounts earned from other related parties primarily include commercial management fees.

Pursuant to its agreement with TFG, the Company paid $134.7 million for bunker procurement in the twelve months ended December 31, 2024. As of December 31, 2024, amounts payable to TFG totaled $3.1 million.

11. Commitment and contingencies

With reference to Note 7, "Investments in associated companies", the Company has a $30.0 million guarantee in respect of the performance of its subsidiaries under a bunker supply arrangement with TFG. As of December 31, 2024, there is no exposure under this guarantee.

12. Subsequent events

The Company had the option to purchase the eight vessels from SFL en-bloc for an aggregate price of $112 million on the 10-year anniversary of the commencement of the leases of such vessels. In January 2025, the Company sent a notice to SFL declaring the purchase option for the eight vessels. The vessels will be delivered during third quarter of 2025 and will be partly financed by a $90 million credit facility, which is approved by the lender but subject to the negotiation and execution of customary documentation. The two-year facility is non-amortizing and revolving, with an interest rate margin of 1.45% over SOFR.

On February 26, 2025, the Company announced a cash dividend of $0.15 per share in respect of the fourth quarter of 2024, which is payable on or about March 21, 2025, to shareholders of record on March 11, 2025. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later, on or about March 24, 2025.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2024

(A) Reconciliation of Net Income (loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA represents net income (loss) plus net interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash and other items that the Company believes are not indicative of the ongoing performance of its core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America ("GAAP") and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of the Company’s operating performance or liquidity required by GAAP.

The Company’s presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of the Company’s operating performance by providing information regarding the Company’s ongoing performance that exclude items the Company believes do not directly affect the Company’s core operations and enhancing the comparability of the Company’s ongoing performance across periods. The Company’s management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of the Company’s core operations and facilitate comparison of the Company’s operating performance to the operating performance of its peers. Additionally, the Company’s management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While the Company believes these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by the Company may not be comparable to similar measures used by other companies.

The Company presents Adjusted EBITDA in addition to EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of the Company’s core operations. To derive adjusted EBITDA, the Company has excluded certain gains/losses such as those related to sale of vessels, sale of investments in associates, bargain purchase gain arising on consolidation, impairments on vessels, right of use assets and marketable securities, mark to market of derivatives and other financial items that it believes further reduce the comparability of the ongoing performance of the Company’s core operations across periods.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2024

(in thousands of $)	Three months ended December 31, 2024	Three months ended September 30, 2024	Three months ended December 31, 2023	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023
Net income	39,004	56,329	57,471	223,214	112,268
Interest income	(1,735)	(1,466)	(1,293)	(6,872)	(4,717)
Interest expense	25,066	26,963	28,663	108,215	103,664
Income tax expense	398	50	451	548	541
Depreciation	35,560	35,813	36,189	141,627	135,548
Amortization of time charter party out contracts	(427)	(427)	(427)	(1,699)	(1,419)
Earnings before Interest Taxes Depreciation and Amortization	97,866	117,262	121,054	465,033	345,885
Impairment loss on vessels	—	—	—	—	11,780
Gain from disposal of vessels	(16,092)	(4,202)	(5,774)	(21,427)	(9,188)
(Gain)/loss on derivatives	(11,833)	11,039	8,237	(15,212)	(11,371)
Other financial items	(59)	260	(333)	458	74
Adjusted Earnings before InterestTaxes Depreciation and Amortization	69,882	124,359	123,184	428,852	337,180

(B) Reconciliation of Net Income/(Loss) to Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share

Adjusted net income are earnings before the items set forth in the table below, which represent certain non-cash and other items that the Company believes are not indicative of the ongoing performance of its core operations. Adjusted Earnings/(loss) Per Share ("EPS") represents Adjusted Net Income divided by the weighted average number of shares outstanding. Adjusted net income and adjusted EPS are non-GAAP measures that are used by analysts in the shipping industry as common performance measures to compare results across peers. Adjusted net income and adjusted EPS are not items recognized by accounting principles generally accepted in the United States of America ("GAAP") and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of the Company’s operating performance or liquidity required by GAAP.

The Company’s presentation of Adjusted net income and adjusted EPS is intended to supplement investors’ understanding of the Company’s operating performance by providing information regarding the Company’s ongoing performance that exclude items the Company believes do not directly affect the Company’s core operations and enhancing the comparability of the Company’s ongoing performance across periods. The Company’s management considers Adjusted net income and adjusted EPS to be useful to investors because such performance measures provide information regarding the profitability of the Company’s core operations and facilitate comparison of the Company’s operating performance to the operating performance of its peers. Additionally, the Company’s management uses Adjusted net income and adjusted EPS as measures when reviewing the Company’s operating performance. While the Company believes these measures are useful to investors, the definitions of Adjusted net income and adjusted EPS used by the Company may not be comparable to similar measures used by other companies.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2024

The Company presents Adjusted Net Income in addition to Net Income because Adjusted Net Income eliminates the impact of additional non-cash and other items not associated with the ongoing performance of the Company’s core operations. To derive at adjusted Net Income, the Company has excluded certain gains/losses such as those related to sale of vessels, impairments on vessels, right of use assets and marketable securities, mark to market of derivatives and other financial items that it believes further reduce the comparability of the ongoing performance of the Company’s core operations across periods.

(in thousands of $, except per share data)	Three months ended December 31, 2024	Three months ended September 30, 2024	Three months ended December 31, 2023	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023
Net income	39,004	56,329	57,471	223,214	112,268
Add back: Impairment loss on vessels	—	—	—	—	11,780
Less: Gain from disposal of vessels	(16,092)	(4,202)	(5,774)	(21,427)	(9,188)
Market to market value on derivatives	(9,722)	14,782	13,712	677	3,912
Amortization of time charter party out contracts	(427)	(427)	(427)	(1,699)	(1,419)
Other financial items	(59)	260	(333)	458	74
Adjusted net income	12,704	66,742	64,649	201,223	117,427

Weighted average number of shares outstanding - basic	199,403	200,028	199,628	199,911	199,924
Weighted average number of shares outstanding - diluted	199,403	200,028	199,996	199,992	200,481
Adjusted earnings per share – basic and diluted	$0.06	$0.33	$0.32	$1.01	$0.59

(C) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Revenue:

Consistent with general practice in the shipping industry, the Company uses TCE income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. The Company defines TCE income as operating revenues less voyage expenses and commission plus amortization of favorable/unfavorable charter party contracts (being the fair value above or below market of acquired time charter agreements). Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2024

it assists management in making decisions regarding the deployment and use of the Company's vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

(in thousands of $)	Three months ended December 31, 2024	Three months ended September 30, 2024	Three months ended December 31, 2023	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023
Total operating revenues	210,973	260,621	254,205	968,420	885,767
Add: Amortization of time charter party out contracts	(427)	(427)	(427)	(1,699)	(1,419)
Less: Other revenues*	245	2,487	2,497	3,925	4,274
Net time and voyage charter revenues	210,301	257,707	251,281	962,796	880,074
Less: Voyage expenses & commission	36,045	54,066	57,454	192,890	246,161
Time charter equivalent income	174,256	203,641	193,827	769,906	633,913
*adjustment includes management fee revenue and other non-voyage related revenues recognized under other revenues.

(ii) Time Charter Equivalent Rate:

Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of the Company's entire operating fleet.

TCE rate is a measure of the average daily income performance. The Company's method of calculating TCE rate for each vessel type is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in the Company's possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in the Company's possession during such period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in the Company's possession during such period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2024

(in thousands of $, except for TCE rate and days)	Three months ended December 31, 2024	Three months ended September 30, 2024	Three months ended December 31, 2023	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023
TCE Income Capesize vessels	126,117	149,880	137,488	571,683	403,296
TCE Income Panamax, Ultramax vessels*	48,139	53,761	56,339	198,223	230,617
Total Time charter equivalent income	174,256	203,641	193,827	769,906	633,913

in days
Fleet onhire days Capesize vessels	5,115	5,297	5,461	21,121	21,075
Fleet onhire days Panamax, Ultramax vessels*	3,259	3,286	3,366	12,825	14,330
Total Fleet onhire days	8,374	8,583	8,827	33,946	35,405
in $ per day
TCE per day Capesize vessels	24,656	28,295	25,176	27,067	19,136
TCE per day Panamax, Ultramax vessels*	14,771	16,361	16,738	15,456	16,093
Time charter equivalent rate	20,809	23,726	21,958	22,680	17,905

* No Ultramax vessels in the Company’s fleet as of December 31, 2024 and December 31, 2023.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2024